UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: September 17, 2015

Exhibit Index

Exhibit 99.1 — Notice of Annual General Meeting

Exhibit 99.2 — Form of Proxy for Annual General Meeting

Exhibit 99.1

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on October 23, 2015

NOTICE IS HEREBY GIVEN that an Annual General Meeting of The9 Limited (the “Company”) will be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on October 23, 2015 at 10:00 a.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the following purposes:

1. To consider and, if thought fit, pass each of the following resolutions as an ordinary resolution:

“THAT:

the re-election and appointment of Davin Alexander Mackenzie as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified.”

Mr. Davin Alexander Mackenzie’s biography is set forth on page 64 of the 2014 annual report distributed to the Company’s shareholders.

“THAT:

the election and appointment of Chau Kwok Keung as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified.”

Mr. Chau Kwok Keung’s biography is set forth on the Appendix of this Notice.

“THAT:

the re-election and appointment of Ka Keung Yeung as an independent director (Class II) of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2018 Annual General Meeting or until his successor is duly elected and qualified.”

Mr. Ka Keung Yeung’s biography is set forth on page 64 of the 2014 annual report distributed to the Company’s shareholders.

2. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company has fixed the close of business on September 15, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend and to vote at the Annual General Meeting or any adjournment or postponement thereof.

Please refer to the proxy form which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to attend and vote at the Annual General Meeting and any adjournment of postponement thereof. Holders of the Company’s American Depositary Shares who wish to exercise their voting rights for the underlying shares must act through the Company’s depositary.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON. YOUR VOTE IS IMPORTANT. IF YOU CANNOT ATTEND THE ANNUAL GENERAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY FORM IN ANY EVENT NO LATER THAN 48 HOURS BEFORE THE TIME FOR HOLDING THE MEETING.

Shareholders and holders of the Company’s American Depositary Shares have been advised that the notice of Annual General Meeting, the Company’s annual report on Form 20-F, free of charge, are available for viewing and downloading on the internet at http://www.corp.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the notice of Annual General Meeting and/or annual report, please write to:

The9 Limited

Building No. 3,

No. 690, Bibo Road,

Zhangjiang Hi-tech Park, Pudong New Area,

Shanghai 201203, PRC

Attention: Investor Relations

You may also request for a hardcopy of the notice of Annual General Meeting and/or annual report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited
/s/ Jun Zhu
Chairman and Chief Executive Officer

Shanghai, September 12, 2015

Executive Office:	Registered Office:
Building No. 3,	CARD Corporate Services Ltd.
No. 690, Bibo Road	Zephyr House, Mary Street
Zhangjiang Hi-tech Park	P.O. Box 709
Pudong New Area, Shanghai 201203	George Town, Grand Cayman
Cayman Islands

Appendix

Biography of Mr. Chau Kwok Keung

Mr. Chau Kwok Keung is an Executive Director, the Chief Financial officer and the Company Secretary of Comtec Solar Systems Group Limited (Stock Code: 0712.HK), responsible for corporate financial and general management. He was also appointed as an Independent Non-Executive Director and the Chairman of the Audit Committee of Qingdao Port International Co., Ltd., a listed company on the Stock Exchange of Hong Kong (Stock Code: 6198.HK), in May 2014. He acted as a member of supervisory board of RIB Software AG, a software company in Germany, which was listed in Frankfurt Stock Exchange, from May 2010 to June 2013. Mr. Chau has been a fellow member of the Association of Chartered Certified Accountants since June 2002, a member of Hong Kong Institute of Certified Public Accountants since July 2005 and a Chartered Financial Analyst of CFA Institute since September 2003. Mr. Chau received a bachelor’s degree in Business Administration from the Chinese University of Hong Kong in May 1998.

Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

Form of Proxy for Annual General Meeting

(or any adjournment(s) or postponement(s) thereof) to be held on October 23, 2015

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of The9 Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.01 per share (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “Meeting”) to be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on October 23, 2015 at 10:00 a.m., Hong Kong time, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on September 15, 2015 (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Ordinary Share is entitled to one vote on all matters. According to the annual report on Form 20-F filed by the Company on March 27, 2015, 28,783,929 Ordinary Shares (including Ordinary Shares in the form of American Depositary Shares but excluding Ordinary Shares issuable upon exercise of outstanding options) were outstanding as of December 31, 2014. The quorum of the Meeting is one or more shareholders present in person or by proxy representing at least an aggregate of one-third of the Ordinary Shares in issue giving a right to attend and vote at the Meeting. This Form of Proxy and the accompanying Meeting Notice are first being mailed to the shareholders of the Company on or about October 6, 2015.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) filing with the Company a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Building No. 3, No. 690, Bibo Road, Zhangjiang Hi-tech Park, Pudong New Area, Shanghai 201203, PRC as soon as possible and in any event no later than 48 hours before the time for holding the Meeting.

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

Form of Proxy for Annual General Meeting

(or any adjournment(s) or postponement(s) thereof) to be held on October 23, 2015

I/We                      of                                          being the registered holder of                  ordinary shares, (Note 1) par value US$0.01 per share, of The9 Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or                      of as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at the offices of Kirkland & Ellis International LLP, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

	RESOLUTION	FOR	AGAINST	ABSTAIN
1.	The resolution as set out in Section 1 of the Notice of Annual General Meeting regarding the re-election and appointment of Davin Alexander Mackenzie as an independent director (Class II) of the Company.
2.	The resolution as set out in Section 1 of the Notice of Annual General Meeting regarding the election and appointment of Chau Kwok Keung as an independent director (Class II) of the Company.
3.	The resolution as set out in Section 1 of the Notice of Annual General Meeting regarding the re-election and appointment of Ka Keung Yeung as an independent director (Class II) of the Company.

Dated , 2015	Signature(s) (Note 4)

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the Annual General Meeting.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.